Exhibit 99.1

NEWS RELEASE

STRATASYS ADVANCES ITS GROWTH STRATEGY TO LEAD
INDUSTRIAL POLYMER ADDITIVE MANUFACTURING

MakerBot subsidiary enters into business combination agreement with Ultimaker to form market-leading, comprehensive Desktop 3D printing entity

NPM Capital to Own 54.4% and Stratasys to Own 45.6% of new private company

EDEN PRAIRIE, MINN., REHOVOT, Israel, & Utrecht, Netherlands. May 12, 2022 – Stratasys Ltd. (NASDAQ: SSYS), a leader in polymer 3D printing solutions, announced today that its subsidiary MakerBot has entered into a definitive business combination agreement with NPM Capital-backed Ultimaker to form a new entity.

The new combined company is intended to offer a comprehensive solution set of hardware, software and materials, creating a leading force in Desktop 3D printing. Under the terms of the agreement, NPM Capital plans to contribute Ultimaker’s assets, invest $15.4 million, and own 54.4% of the combined company, while Stratasys will contribute MakerBot’s assets, invest $47 million, and own 45.6% of the combined company (all subject to adjustments in the definitive documentation). The combined $62.4 million of committed financial backing is intended to fuel ecosystem innovation and expand customer reach and applications. The new company will be led by Nadav Goshen, current MakerBot CEO, and Jürgen von Hollen, current Ultimaker CEO, who will act as Co-CEOs, with Nadav managing product, operations and R&D and Jürgen managing the commercial functions. The entity is expected to maintain its headquarters in both The Netherlands and New York City. “By combining the strengths of MakerBot and Ultimaker, the new entity will have a broad technology offering, be sufficient in scale, well capitalized and have a focused leadership team to better compete in the highly attractive Desktop 3D printing sector,” said Dr. Yoav Zeif, CEO of Stratasys. “Today’s announcement is consistent with our strategy to focus on industrial and production scale polymer-based additive manufacturing solutions. This transaction is designed to benefit our shareholders by enabling them to own two leading companies with best-in-class technology and focused management teams that will be able to successfully deliver solutions to customers in two highly attractive but different areas of the 3D printing market.”

Upon closing, the transaction is not expected to have a material impact on Stratasys’ revenue and is expected to be immediately accretive. As Stratasys will own less than 50% of the new entity, Stratasys will not consolidate it. The transaction is subject to consultation with appropriate employee representative bodies and the receipt of regulatory approvals, and satisfaction of other customary closing conditions, as a result of which a definitive time frame for closing is not yet available, with closing currently expected over the course of the second or third quarters of 2022.

Stifel Financial is acting as exclusive financial advisor and Meitar Law Offices and Cooley LLP as legal advisors to Stratasys. Lincoln International is acting as exclusive financial advisor and Allen & Overy as legal advisor to NPM Capital.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’s intentions with respect to the proposed transaction are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements may include, but are not limited to, statements relating to the anticipated completion of the combination of MakerBot and Ultimaker, the financial position and prospects of the new combined company, and the desktop 3D printing market. Forward-looking statements are subject to significant risks and uncertainties, and actual results could differ materially from those projected. There can be no assurance that requisite antitrust and other regulatory approvals will be obtained and customary closing conditions met such that Stratasys will be able to complete the transaction on the anticipated terms, and within the expected timeframe, or at all. Important factors that could cause actual results and developments to differ materially from those anticipated in these forward-looking statements include, among other things, risks and uncertainties related to market conditions, satisfaction of customary closing conditions related to the transaction and the risk factors and other matters referred to under “Risk Factors”, and generally in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, or SEC, on February 24, 2022, and other filings Stratasys makes with the SEC from time to time. Readers are urged to carefully review and consider the various disclosures made in Stratasys’ SEC reports, which are designed to advise interested parties of the risks and other factors that may affect its business, financial condition, results of operations and prospects. The forward-looking statements in this release speak only as of this date, and Stratasys disclaims any intent or obligation to revise or update publicly any forward-looking statement except as required by law.

About MakerBot

MakerBot is a global leader in the desktop 3D printing industry. MakerBot empowers the engineers of today and tomorrow with its powerful additive manufacturing ecosystem. The company strives to redefine the standards for 3D printing for safety and emissions, reliability, accessibility, precision, and ease-of-use. Through this dedication, MakerBot has a large install base, manages Thingiverse—the largest 3D printing community in the world—and has members on the UL 2904 standards committee to ensure it is on the cutting edge of emissions regulations.

About Ultimaker

Established in 2011, Ultimaker is on a mission to accelerate the world’s transformation to flexible, empowering and sustainable solutions. 330 employees deliver a platform that enables customers to take full advantage of the unique Ultimaker Ecosystem that offers the largest diversity of 3D printing products and services in the industry. Ultimaker provides a seamless integration of hardware, software and materials that simply works.

About NPM Capital

NPM Capital is a leading investment company focusing on long term investments in the Benelux market. Founded in 1948, NPM Capital has a history of providing growth capital to entrepreneurial companies that goes back almost 70 years. NPM Capital is part of the family-owned multinational SHV. SHV has a total turnover of over €20 billion with more than 57,000 employees.

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Contacts:

Stratasys PR Corporate & North America aaron.pearson@stratasys.com +1 612-716-9228	PR Europe, Middle East, and Africa Jonathan Wake / Miguel Afonso, Incus Media stratasys@incus-media.com +44 1737 215200	PR Asia Pacific and Japan Alice Chiu alice.chiu@stratasys.com +852 9189 7273
Investor Relations Yonah Lloyd yonah.lloyd@stratasys.com +972-54-4382464		PR Brazil, Central America and South America erica.massini@stratasys.com +55 (11) 2626-9229

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